SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2010
Commission File Number: 001-15006
PETROCHINA COMPANY LIMITED
9 Dongzhimen North Street, Dongcheng District
Beijing, The People’s Republic of China, 100007
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

EXHIBITS
SIGNATURE

EXHIBITS
Exhibit Number
99.1 Announcement dated December 27, 2010 relating to Kunlun Energy’s successful bidding for the Relevant Equity Interest in PetroChina Beijing Natural Gas Pipeline Co. in the open tender conducted on the China Beijing Equity Exchange.
FORWARD-LOOKING STATEMENTS
     This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors.
     We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.
     You should not place undue reliance on any of these forward-looking statements.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: December 27, 2010	By:	/s/ Li Hualin
	Name:	Li Hualin
	Title:	Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 857)	(Stock Code: 00135) (Formerly known as CNPC (Hong Kong) Limited
JOINT ANNOUNCEMENT
ISSUED PURSUANT TO RULE 13.09 OF THE HKEX LISTING RULES

This announcement is made pursuant to Rule 13.09 of the HKEx Listing Rules.
The boards of directors of PetroChina and Kunlun Energy are pleased to announce that Kunlun Energy is the successful bidder for the Relevant Equity Interest in PetroChina Beijing Gas Pipeline Co., Ltd in the open tender conducted on the China Beijing Equity Exchange.
This announcement is made pursuant to Rule 13.09 of the HKEx Listing Rules.
The boards of directors of PetroChina and Kunlun Energy are pleased to announce that Kunlun Energy is the successful bidder for the Relevant Equity Interest in PetroChina Beijing Gas Pipeline Co., Ltd in the open tender conducted on the China Beijing Equity Exchange.
PetroChina Beijing Gas Pipeline Co., Ltd is a company incorporated in the PRC, and is currently held as to 60% by PetroChina and 40% by Beijing Gas Group Company Limited. Beijing Gas Group Company Limited is a wholly-owned subsidiary of Beijing Enterprises Holdings, and is an independent third party of Kunlun Energy. The primary business of PetroChina Beijing Gas Pipeline Co., Ltd is natural gas transmission which provides services to city gas operators along the 1st and 2nd Shaanxi-Beijing Natural Gas Pipelines, an approximate total length of 2,200 kilometers of which is owned by PetroChina Beijing Gas Pipeline Co., Ltd.
On 26 November 2010, PetroChina arranged to sell the Relevant Equity Interest at the base price of RMB18,870,933,600 (equivalent to approximately HK$21,973,315,000) through open tender conducted on the China Beijing Equity Exchange pursuant to the relevant PRC laws and regulations governing disposal of state-owned assets.
Kunlun Energy submitted an application to acquire and bid for the Relevant Equity Interest on 20 December 2010. The open tender was closed on 24 December 2010. On 24 December 2010, Kunlun Energy was informed that it is the successful bidder. PetroChina and Kunlun Energy are in the course of finalising the terms of a conditional acquisition agreement in respect of the transfer of the Relevant Equity Interest at a consideration of RMB18,870,933,600 (equivalent to approximately HK$21,973,315,000), which is equal to the base price.

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PetroChina expects that under the HKEx Listing Rules, each of the applicable percentage ratios for the disposal of the Relevant Equity Interest is less than 5% for PetroChina, and the disposal of the Relevant Equity Interest to Kunlun Energy does not constitute a connected transaction of PetroChina. Under the Listing Rules of the Shanghai Stock Exchange (the “SSE Listing Rules”), Kunlun Energy is not a connected person of PetroChina and the transaction does not constitute a connected transaction of PetroChina under the SSE Listing Rules.
As at the date of this announcement, PetroChina directly owns 2,513,917,342 shares in Kunlun Energy, representing approximately 50.75% of the issued share capital of Kunlun Energy. PetroChina is the controlling shareholder of Kunlun Energy, thus a connected person of Kunlun Energy under Chapter 14A of the HKEx Listing Rules. As PetroChina and Kunlun Energy are still in the course of finalising the terms of the conditional acquisition agreement and no formal agreement has been entered into by the parties, disclosure obligations of Kunlun Energy under Chapter 14 and Chapter 14A of the HKEx Listing Rules will only be triggered upon the entering into of the conditional acquisition agreement. Kunlun Energy expects that the entering into of the aforesaid conditional acquisition agreement will constitute a very substantial acquisition and connected transaction of Kunlun Energy subject to announcement, disclosure and independent shareholders’ approval requirements under the HKEx Listing Rules. Further announcement will be made by Kunlun Energy when the aforesaid conditional acquisition agreement is entered into.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following items shall have the meanings set out below:

“Beijing Enterprises Holdings”	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the main board of the Stock Exchange

“Beijing Gas Group Company Limited”	(Beijing Gas Group Company Limited*), a company incorporated in the PRC with limited liability which is a wholly-owned subsidiary of Beijing Enterprises Holdings

“China Beijing Equity Exchange”	(the China Beijing Equity Exchange)

“connected person”	has the meaning ascribed to it under the HKEx Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the HKEx Listing Rules

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKEx Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

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“Kunlun Energy”	Kunlun Energy Company Limited (formerly known as CNPC (Hong Kong) Limited), a company incorporated with limited liability in Bermuda and the shares of which are listed on the main board of Stock Exchange

“PetroChina”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, and its subsidiaries

“PetroChina Beijing Gas Pipeline Co., Ltd”	(PetroChina Beijing Gas Pipeline Co., Ltd *), a company incorporated in the PRC and owned as to 60% by PetroChina and 40% by Beijing Gas Group Company Limited as at the date of this announcement

“PRC”	the People’s Republic of China (which for the purpose of this announcement, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan)

“Relevant Equity Interest”	60% equity interest in PetroChina Beijing Gas Pipeline Co., Ltd owned by PetroChina as at the date of this announcement

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By the order of the board of directors of PetroChina Company Limited Jiang Jiemin Chairman	By the order of the board of directors of Kunlun Energy Company Limited Li Hualin Chairman
Hong Kong, 27 December 2010

*	For identification purpose only
For the purpose of this announcement, unless otherwise indicated, the exchange rate at RMB1.00 = HK$1.1644 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

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As at the date of this announcement, the board of directors of PetroChina comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non- executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.
As at the date of this announcement, the board of directors of Kunlun Energy comprises Mr. Li Hualin as the chairman, Mr. Zhang Bowen as the chief executive officer, Mr. Cheng Cheng as executive director and Dr. Lau Wah Sum, Mr. Li Kwok Sing Aubrey and Dr. Liu Xiao Feng as independent non-executive directors.

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